SEC FILE NUMBER: 001-34541

CUSIP NUMBER: G39342103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K    ☒ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN    ☐ Form N-CSR

For Period Ended: March 31, 2022

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ─ REGISTRANT INFORMATION

Global Cord Blood Corporation

Full Name of Registrant

China Cord Blood Corporation

Former Name if Applicable

48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.

Address of Principal Executive Office (Street and Number)

Hong Kong S.A.R., The People’s Republic of China

City, State and Zip Code

PART II ─ RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III ─ NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant is unable to file its annual report on Form 20-F for the year ended March 31, 2022 within the prescribed time period, because the Registrant needs more time to prepare and finalize its consolidated financial statements, primarily due to the pending legal proceedings brought by Blue Ocean Structure Investment Company Limited to, among others, (i) wind up the Registrant, (ii) prohibit the Registrant’s acquisition of Cellenkos, Inc., which acquisition was disclosed on the Form 6-K furnished to the SEC on June 27, 2022, (iii) amend and restate the Registrant’s memorandum and articles of association to eliminate the classification of its board of directors and add shareholder protective provisions, and (iv) convene an extraordinary general meeting to change directors of the Registrant.

PART IV ─ OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Albert Chen	+852	3605 8180

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Other than the explanations given under Part III hereunder, the Registrant does not expect any significant change in results of operations, and has disclosed the unaudited results of operations of the Registrant for the fiscal year ended March 31, 2022 in a press release dated July 5, 2022, which was attached as an exhibit to the Form 6-K furnished to the SEC on July 5, 2022.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Registrant’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Registrant’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and make future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Registrant’s filings with the SEC. Unless required by law, the Registrant expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Global Cord Blood Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 2, 2022	By:	/s/ Albert Chen
		Name:	Albert Chen
		Title:	Chief Financial Officer

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